Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Catalyst Paper Corporation (“Catalyst Paper” or the “Company”)
2nd Floor – 3600 Lysander Lane
Richmond, British Columbia
V7B 1C3

Item 2.	Date of Material Change

August 13, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on August 13, 2008 through the facilities of CNW Group.

Item 4.	Summary of Material Changes

On August 13, 2008 Catalyst Paper announced it had replaced its existing C$350 million revolving operating facility maturing July 2009 with a new C$330 million revolving asset based loan facility maturing August 2013.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

Catalyst Paper has replaced its existing C$350 million revolving operating facility maturing July 2009 with a new C$330 million revolving asset based loan facility maturing August 2013 (the “ABL Facility”). The syndication financing team for this transaction was co-led by CIT Business Credit Canada Inc. (CITBCC is equally owned by CIBC and CIT Group Inc.) and JPMorgan Chase Bank, N.A. with CITBCC also serving the role of Agent.

The ABL Facility was used to refinance the Company’s existing debt under the previous operating facility and will provide for ongoing working capital, capital expenditure requirements, as well as general corporate purposes. Collateral provided consists of all accounts receivable, inventories and cash of the company as well as a first charge on the property, plant and equipment of the Snowflake, Arizona mill. Availability under the ABL Facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves.

The ABL Facility includes financial covenants to maintain shareholders’ equity above $649 million, maintain excess availability above $35 million and not to make capital expenditures in excess of 120% of the annual budget.

The proforma borrowing base as at June 30, 2008, including reserving for related fees, was $285 million and after drawings of $94 million and letters of credit of $24 million, $167 million was available to the Company. This compared to availability of $201 million under the operating facility previously in place as of this date. The reduction primarily reflects the different security pledged under the two facilities.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of Catalyst Paper is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Valerie Seager
Vice President and General Counsel
Telephone: 604-247-4017
Fax: 604-247-0551

Item 9.	Date of Report

August 15, 2008